News Release TSX-V: PDO 2010-12 September 9, 2010

PORTAL DIRECTOR RESIGNS

Portal Resources Ltd. (TSX-V: PDO) announces that Mr. Joe Tai has resigned from the Board of Directors of the Company in order to pursue other personal and business interests.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net